UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on February 20, 2019: Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2018.

This Report on Form 6-K, except for (i) the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next succeeding paragraph, and (ii) the paragraph beginning with “Tasos Aslidis, Chief Financial Officer of Euroseas commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: February 20, 2019	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2018

Maroussi, Athens, Greece – February 20, 2019 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three month period and full year ended December 31, 2018.

The Spin-off

On May 30, 2018, the Company spun-off its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) into EuroDry Ltd., a separate publicly listed company also listed on Nasdaq Capital Market. Shareholders of the Company received one EuroDry Ltd. share for every five shares of the Company they held. As a result of the spin-off and the subsequent sale of M/V Monica P, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder containership sector.

The results below refer to Euroseas Ltd. “continuing operations” excluding the contribution from Euroseas Ltd. of vessels spun-off into EuroDry Ltd. in May 2018 (“discontinued operations”); historical comparative periods have been adjusted accordingly.

Fourth Quarter 2018 Highlights:

•

Total net revenues of $8.0 million. Net loss of $0.5 million; net loss attributable to common shareholders (after a $0.2 million dividend on Series B Preferred Shares) of $0.8 million or $0.07 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $0.8 million or $0.071 per share basic and diluted.

•

Adjusted EBITDA1 was $1.2 million.

•

An average of 11.0 vessels were owned and operated during the fourth quarter of 2018 earning an average time charter equivalent rate of $8,577 per day.

•

The Company declared its twentieth dividend of $0.2 million on its Series B Preferred Shares; the dividend was paid in-kind by issuing additional Series B Preferred Shares.

•

The Company raised approximately $1.9 million of proceeds, net of offering expenses, via its at-the-market offering.

Full Year 2018 Highlights:

•

Total net revenues of $34.4 million. Net loss of $0.7 million; net loss attributable to common shareholders (after a $1.3 million dividend on Series B Preferred Shares) of $2.0 million or $0.18 loss per share basic and diluted. Adjusted net loss per share attributable to common shareholders1 for the year was $3.3 million or $0.291 per share basic and diluted.

•

 Adjusted EBITDA1 was $4.3 million.

•

An average of 11.49 vessels were owned and operated during the twelve months of 2018 earning an average time charter equivalent rate of $9,179 per day.

1Adjusted EBITDA, Adjusted net loss and Adjusted loss per share are not recognized measurements under U.S. GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented:

“During the fourth quarter of 2018 and early 2019, concerns about global economic growth, tariffs and trade tensions between the U.S. and China have influenced containerized trade. The feeder containership markets continued getting softer while chartering activity remained subdued until after the Chinese New Year of the beginning of February when we started seeing some stabilization and slightly more enquiries. Despite the difficult chartering environment, we have managed to charter all our vessels even those which were idle for part of the past quarter. Furthermore, we have increased the Company’s liquidity through refinancing of some of its debt and raising additional equity capital via its at-the-market offering at significantly higher prices than its recent trading range.”

“The containership market is still facing modest supply growth due to an orderbook-to-fleet ratio at historically low levels and additional vessel down-time required for installing required equipment for implementation of emissions and water ballast treatment regulations. Thus, any solution of the trade wars issues between the US and primarily China may lead to a recovery of the containerized trade and translate to higher rates for our vessels increasing our profitability. Euroseas’ strategy remains focused on exploiting its position as the only publicly-listed feeder company either growing organically or pursuing accretive growth opportunities via mergers or combinations with privately owned vessels or fleets.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The operating results of the fourth quarter of 2018 reflect the downward sliding level of charter rates in the containership markets. On average, however, during the fourth quarter of 2018, our vessels earned approximately 6.5% higher time charter equivalent rates compared to the fourth quarter of 2017.”

“Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, were about the same during the fourth quarter of 2018 compared to the same quarter of last year, while for the full year 2018 they increased by approximately 4.6%. Adjusted EBITDA during the fourth quarter of 2018 was $1.2 million versus $1.5 million in the fourth quarter of last year, and it reached $4.3 million versus $1.9 million for the respective twelve-month periods of 2018 and 2017.”

“As of December 31, 2018, our outstanding debt (excluding the unamortized loan fees) and a profit participation liability on one of our vessels (representing the estimated amount related to the lender’s entitlement to participate in the appreciation of the fair value of one of our vessels) were $37.5 million and $1.1 million, respectively, versus restricted and unrestricted cash net of funds due to related companies of approximately $10.5 million. The profit participation liability is shown without taking into account the aggregate operating results of the vessel which will be included in the final calculation.”

Fourth Quarter 2018 Results:

For the fourth quarter of 2018, the Company reported total net revenues of $8.0 million representing a 2.9% increase over total net revenues of $7.8 million during the fourth quarter of 2017. The Company reported net loss for the period of $0.5 million and a net loss attributable to common shareholders of $0.8 million, as compared to a net income of $0.7 million and a net income attributable to common shareholders of $0.2 million respectively, for the fourth quarter of 2017. Drydocking expenses amounted to $0.3 million during the fourth quarter of 2018 comprising the drydocking cost of one vessel completing her drydocking that started within the third quarter of 2018, another vessel that completed her in water survey and a third vessel that completed her drydock in 2019 while during the fourth quarter of 2017, we had one vessel completing her drydocking recording a $0.4 million expense. Depreciation expense for the fourth quarter of 2018 was $0.8 million slightly higher compared to the same period of 2017.

 On average, 11.0 vessels were owned and operated during the fourth quarter of 2018 earning an average time charter equivalent rate of $8,577 per day compared to 11.3 vessels in the same period of 2017 earning on average $8,057 per day.

Adjusted EBITDA1 for the fourth quarter of 2018 was $1.2 million compared to $1.5 million achieved during the fourth quarter of 2017. Please see below for Adjusted EBITDA reconciliation to net loss.

Basic and diluted loss per share attributable to common shareholders for the fourth quarter of 2018 was $0.07 calculated on 11,815,347 basic and diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.02 for the fourth quarter of 2017, calculated on 11,113,718 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the quarter of the loss on derivatives the adjusted net loss per share attributable to common shareholders for the quarter ended December 31, 2018 would have been $0.07 per share basic and diluted compared to adjusted net loss of $0.01 per share basic and diluted for the quarter ended December 31, 2017 which was also adjusted by excluding the gain on sale of a vessel. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Full Year 2018 Results:

For the full year of 2018, the Company reported total net revenues of $34.4 million representing a 44.9% increase over total net revenues of $23.8 million during the twelve months of 2017. The Company reported a net loss for the year of $0.7 million and a net loss attributable to common shareholders of $2.0 million, as compared to net loss of $6.9 million and a net loss attributable to common shareholders of $8.8 million, respectively, for the twelve months of 2017. The results for the twelve months of 2018 include a $1.3 million gain on sale of a vessel, $0.2 million of unrealized gain on derivatives and a $0.2 million of realized loss on derivatives. The results for the twelve months of 2017 include a $0.01 million gain on derivatives, a $0.8 million gain on sale of vessels, and a $4.6 million loss on write-down on two vessels held for sale. Depreciation expense for the twelve months of 2018 was $3.3 million compared to $3.6 million during the same period of 2017. Although the average number of vessels increased, one vessel which was held for sale during the second semester of 2018 did not contribute to the depreciation charge and the new vessels acquired have a lower average daily depreciation charge as a result of their lower acquisition cost and greater remaining useful life compared to the remaining vessels.

Interest and other financing costs for the twelve months of 2018 amounted to $3.1 million compared to $1.6 million for the same period of 2017. This increase is due to the increased amount of debt and increased LIBOR in the current period compared to the same period of 2017. Vessel operating expenses for the same period of 2018 amounted to $20.0 million as compared to $15.0 million for the same period of 2017. The increased amount is due to the higher number of vessels owned and operated in the twelve months of 2018 compared to the same period of 2017. Drydocking expenses amounted to $2.8 million for the twelve months of 2018 (three of our vessels completed their special surveys with drydocks, another three completed their intermediate surveys in-water and a vessel started her special survey that completed with drydock in 2019), compared to $0.6 million for the same period of 2017 where one of our vessels completed its intermediate survey.

 On average, 11.49 vessels were owned and operated during the twelve months of 2018 earning an average time charter equivalent rate of $9,179 per day compared to 9.28 vessels in the same period of 2017 earning on average $7,309 per day.

Adjusted EBITDA1 for the twelve months of 2018 was $4.3 million compared to $1.9 million during the twelve months of 2017. Please see below for Adjusted EBITDA reconciliation to net loss.

Basic and diluted loss per share attributable to common shareholders for the twelve months of 2018 was $0.18, calculated on 11,318,197 basic and diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $0.79 for the twelve months of 2017, calculated on 11,067,524 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the twelve months of 2018 of the gain on derivatives and the gain on sale of a vessel, the adjusted net loss per share attributable to common shareholders for the year ended December 31, 2018 would have been $0.29 compared to adjusted net loss of $0.45 per share basic and diluted for 2017. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	TC until Sep-19	$8,500
EM ASTORIA	Feeder	35,600	2,788	2004	TC until Aug-19	$9,650
EM CORFU	Feeder	34,654	2,556	2001	TC until Feb-20	$11,600
EVRIDIKI G	Feeder	34,677	2,556	2001	TC until Sep-19	$12,000
EM ATHENS	Feeder	32,350	2,506	2000	TC until Mar-19	$10,400
EM OINOUSSES	Feeder	32,350	2,506	2000	TC until Mar-19	$9,500
JOANNA	Feeder	22,301	1,732	1999	TC until Feb-20	$6,650
MANOLIS P	Feeder	20,346	1,452	1995	TC until Apr-19 thereafter TC 'till Mar-20	$9,500 $6,800
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC until Apr-19	$7,500
KUO HSIUNG	Feeder	18,154	1,169	1993	TC until Mar-19 thereafter TC ‘till Jul-19	$9,750 $7,750
NINOS	Feeder	18,253	1,169	1990	TC until Mar-19 thereafter TC ‘till Jul-19	$9,750 $7,750
Total Container Carriers	11	338,632	25,483

Note:

(*)

Represents the earliest redelivery date

Summary Fleet Data:

	Three Months, Ended December 31, 2017	Three Months, Ended December 31, 2018	Twelve Months, Ended December 31, 2017	Twelve Months, Ended December 31, 2018
FLEET DATA
Average number of vessels (1)	11.3	11.00	9.28	11.49
Calendar days for fleet (2)	1,040.0	1,012.0	3,386.0	4,191.0
Scheduled off-hire days incl. laid-up (3)	24.5	7.6	100.7	76.5
Available days for fleet (4) = (2) - (3)	1,015.5	1,004.4	3,285.3	4,114.5
Commercial off-hire days (5)	41.1	92.1	83.5	137.8
Operational off-hire days (6)	11.3	1.4	17.5	162.7
Voyage days for fleet (7) = (4) - (5) - (6)	963.1	910.9	3,184.3	3,814.0
Fleet utilization (8) = (7) / (4)	94.8%	90.7%	96.9%	92.7%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	96.0%	90.8%	97.5%	96.7%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	98.9%	99.9%	99.5%	96.0%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	8,057	8,577	7,309	9,179
Vessel operating expenses excl. drydocking expenses (12)	5,216	5,275	5,213	5,613
General and administrative expenses (13)	518	507	739	612
Total vessel operating expenses (14)	5,734	5,782	5,952	6,225
Drydocking expenses (15)	413	332	169	662

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing other general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and other general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, Wednesday, February 20, 2019 at 10:00 a.m. Eastern Time, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Euroseas" to the operator.

A telephonic replay of the conference call will be available until March 1, 2019, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In) and the access code required for the replay is: 6973591#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the Fourth Quarter 2018 results will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended December 31,	Three Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2017	2018	2017	2018

Revenues
Voyage revenue	8,107,038	8,434,324	24,837,367	36,268,884
Related party revenue	60,000	-	240,000	-
Commissions	(377,603)	(415,882)	(1,318,248)	(1,844,147)
Net revenue, continuing operations	7,789,435	8,018,442	23,759,119	34,424,737

Operating expenses
Voyage expenses	347,102	621,560	1,564,489	1,261,088
Vessel operating expenses	4,561,405	4,540,426	15,019,342	19,986,170
Other operating income	(499,103)		(499,103)
Drydocking expenses	429,732	336,352	571,291	2,774,925
Vessel depreciation	708,156	798,712	3,585,965	3,305,950
Related party management fees	863,390	797,456	2,632,637	3,536,094
Gain on sale of vessel	(287,250)	-	(803,811)	(1,340,952)
Other general and administrative expenses	538,994	513,244	2,502,203	2,565,502
Loss on write-down of vessels held for sale	-	-	4,595,819	-
Total operating expenses, continuing operations	6,662,426	7,607,750	29,168,832	32,088,777

Operating income / (loss), continuing operations	1,127,009	410,692	(5,409,713)	2,335,960

Other income/(expenses)
Interest and other financing costs	(491,743)	(988,040)	(1,554,695)	(3,050,768)
Gain / (loss) on derivatives, net	33,634	1,031	12,389	(44,343)
Foreign exchange gain/(loss)	702	17,225	(30,214)	13,963
Interest income	8,577	21,647	37,972	81,792
Other expenses, net, continuing operations	(448,830)	(948,137)	(1,534,548)	(2,999,356)
Net income / (loss), continuing operations	678,179	(537,445)	(6,944,261)	(663,396)
Dividend Series B Preferred shares	(464,403)	(244,031)	(1,808,811)	(1,335,733)
Net income / (loss) of continuing operations available to common shareholders	213,776	(781,476)	(8,753,072)	(1,999,129)
Earnings / (loss), per share, basic and diluted, continuing operations	0.02	(0.07)	(0.79)	(0.18)
Weighted average number of shares outstanding, basic and diluted	11,113,718	11,815,347	11,067,524	11,318,197
Net income attributable to common shareholders, discontinued operations	1,276,321	560,098	849,701	554,506
Net income / (loss) attributable to common shareholders	1,490,097	(221,378)	(7,903,371)	(1,444,623)

Euroseas Ltd.,

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

December 31, 2017		December 31, 2018

ASSETS	(unaudited)
Current Assets
Cash and cash equivalents	2,858,927	6,960.258
Trade accounts receivable, net	885,495	958,705
Other receivables	965,037	2,031,415
Inventories	1,193,018	1,704,391
Restricted cash	1,103,953	117,063
Prepaid expenses	247,039	222,336
Vessel held for sale	4,914,782	-
Total current assets, continuing operations	12,168,251	11,994,168
Current assets of discontinued operations	3,914,117	-
Total current assets	16,082,368	11,994,168

Long-term assets
Vessels, net	52,132,079	48,826,128
Restricted cash	4,334,267	6,134,267
Due from spun-off subsidiary	24,585,518	-
Fixed and long- term assets of discontinued operations	65,197,615	-
Total assets	162,331,847	66,954,563

Liabilities, Mezzanine equity and shareholders' equity
Current liabilities
Long-term bank loans, current portion	4,203,261	4,870,241
Trade accounts payable	1,522,473	2,288,525
Accrued expenses	1,117,110	1,301,805
Deferred revenue	590,178	417,634
Derivatives	229,451	41,435
Due to related company	4,986,836	2,672,895
Total current liabilities, continuing operations	12,649,309	11,592,535
Current liabilities of discontinued operations	5,885,574	-
Total current liabilities	18,534,883	11,592,535

Long-term liabilities
Long -term bank loans, net of current portion	29,811,241	31,716,549
Derivatives	16,631	-
Vessel profit participation liability	1,297,100	1,067,500
Total long-term liabilities, continuing operations	31,124,972	32,784,049
Long- term liabilities of discontinued operations	30,364,035	-
Total long term liabilities	61,489,007	32,784,049
Total liabilities	80,023,890	44,376,584

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 37,314 and 19,605 issued and outstanding, respectively)	35,613,759	18,757,361
Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 11,274,126 and 12,515,645 issued and outstanding)	338,230	375,476
Additional paid-in capital	284,236,597	233,668,127
Accumulated deficit	(237,880,629)	(230,222,985)
		-
Total shareholders’ equity	46,694,198	3,820,618
Total liabilities, mezzanine equity and shareholders' equity	162,331,847	66,954,563

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Twelve Months Ended December 31, 2017	Twelve Months Ended December 31, 2018

Cash flows from operating activities:
Net loss, continuing operations	(6,944,262)	(663,396)
Adjustments to reconcile net loss to net cash provided by operating activities:
Vessel depreciation	3,585,965	3,305,950
Other operating income	(499,103)	-
Amortization of deferred charges	113,244	321,181
Share-based compensation	116,562	124,487
Gain on sale of vessel	(803,811)	(1,340,952)
Loss on write-down of vessels held for sale	4,595,819	-
Unrealized loss / (gain) on derivatives	5,901	(204,647)
Amortization of debt discount	60,988	465,507
Changes in operating assets and liabilities	4,821,722	(3,482,960)
Net cash provided by / (used in) operating activities of continuing operations	5,053,025	(1,474,830)

Cash flows from investing activities:
Cash paid for vessel acquisition and capitalized expenses	(30,063,480)	(1,867)
Release of funds from minority investment	4,000,000	-
Proceeds from sale of vessels	9,552,260	6,255,735
Net cash (used in) / provided by investing activities of continuing operations	(16,511,220)	6,253,868

Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	549,495	1,975,110
Investment in subsidiary spun-off	(915,525)	(3,298,356)
Due from spun-off subsidiary	639,312	-
Loan arrangement fees paid	(187,637)	(419,863)
Offering expenses paid	(341,072)	(22,488)
Proceeds from long- term bank loans	22,250,000	34,250,000
Repayment of long-term bank loans	(7,243,915)	(32,349,000)
Repayment of related party loan	(2,000,000)	-
Net cash provided by financing activities of continuing operations	12,750,658	135,403

Net increase in cash, cash equivalents and restricted cash	1,292,463	4,914,441
Cash, cash equivalents and restricted cash at beginning of year	7,004,684	8,297,147
Cash, cash equivalents and restricted cash at end of year, continuing operations	8,297,147	13,211,588

  Cash breakdown

Cash and cash equivalents	2,858,927	6,960,258
Restricted cash, current	1,103,953	117,063
Restricted cash, long term	4,334,267	6,134,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows, continuing operations	8,297,147	13,211,588

Discontinued operations:
Net cash provided by operating activities of discontinued operations	2,910,287	3,970,170
Net cash used in investing activities of discontinued operations	(9,635,504)	(29,045,685)
Net cash provided by financing activities of discontinued operations	9,283,359	27,928,885

Euroseas Ltd. Continuing Operations

Reconciliation of Adjusted EBITDA to Net loss

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2017	Three Months Ended December 31, 2018	Twelve Months Ended December 31, 2017	Twelve Months Ended December 31, 2018
Net income / (loss)	678,179	(537,445)	(6,944,261)	(663,396)
Interest and other financing costs, net (incl. interest income)	483,166	966,393	1,516,723	2,968,976
Vessel depreciation	708,156	798,712	3,585,965	3,305,950
Loss on write-down of vessels held for sale	-	-	4,595,819	-
Gain on sale of vessel	(287,250)	-	(803,811)	(1,340,952)
Unrealized and realized (gain) / loss on derivatives, net	(33,634)	(1,031)	(12,389)	44,343
Adjusted EBITDA	1,548,617	1,226,629	1,938,046	4,314,921

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income/(loss) before interest, income taxes, depreciation, gain / loss on derivatives, loss on write-down of vessels held for sale and gain on sale of vessel. Adjusted EBITDA does not represent and should not be considered as an alternative to net loss, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and we believe that this non- GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods, of financial costs, gain/ loss on derivatives, loss on write-down of vessels held for sale, gain on sale of vessel and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd. Continuing Operations

Reconciliation of Net loss to Adjusted net loss

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended December 31, 2017	Three Months Ended December 31, 2018	Twelve Months Ended December 31, 2017	Twelve Months Ended December 31, 2018
Net income / (loss)	678,179	(537,445)	(6,944,261)	(663,396)
Unrealized (gain) / loss on derivatives	(26,258)	(32,685)	5,901	(204,647)
Realized (gain) / loss on derivatives	(7,376)	31,654	(18,290)	248,990
Gain on sale of vessel	(287,250)	-	(803,811)	(1,340,952)
Loss on write-down of vessels held for sale	-	-	4,595,819	-
Adjusted net income / (loss)	357,295	(538,476)	(3,164,642)	(1,960,005)
Preferred dividends	(464,403)	(244,031)	(1,808,811)	(1,335,733)
Adjusted net loss attributable to common shareholders	(107,108)	(782,507)	(4,973,453)	(3,295,738)
Adjusted net loss per share, basic and diluted	(0.01)	(0.07)	(0.45)	(0.29)
Weighted average number of shares, basic and diluted	11,113,718	11,815,347	11,067,524	11,318,197

Adjusted net loss and Adjusted net loss per share Reconciliation:

Euroseas Ltd. considers Adjusted net loss to represent net income / (loss) before gain / loss on derivatives, loss on write-down of vessels held for sale and gain on sale of vessel. Adjusted net loss and Adjusted net loss per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss on derivatives, loss on write-down of vessels held for sale and gain on sale of vessel, which items may significantly affect results of operations between periods.

Adjusted net loss and Adjusted net loss per share do not represent and should not be considered as an alternative to net loss or loss per share, as determined by GAAP. The Company's definition of Adjusted net loss and Adjusted net loss per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 11 vessels, including 10 Feeder containerships and 1 Intermediate Container carrier. Euroseas 11 containerships have a cargo capacity of 25,483 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com